December 19, 2011

Mr. Doug Jones
Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC 27549

Dear Mr. Jones:

This letter confirms our conversation on December 15, 2011 that Vector Group Ltd. has been granted an extension until January 17, 2012 to file a response to the Commission's letter dated December 15, 2011.

Thank you for your kind assistance with this matter. Please call me at 305/579-8000 with any questions.

Very truly yours,

/s/ J. Bryant Kirkland III

J. Bryant Kirkland III